United States securities and exchange commission logo





                              June 7, 2024

       Lichen Dong
       Chairman of the Board
       Next Technology Holding Inc.
       Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2, Guiwan Area, Nanshan District, Shenzhen, China 518000

                                                        Re: Next Technology
Holding Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Response dated May
29, 2024
                                                            File No. 001-41450

       Dear Lichen Dong:

              We have reviewed your May 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16,
       2024 letter.

       Correspondence filed May 29, 2024

       General

   1. We note your response to prior comment 1 indicating that the persons you identified have longstanding
relationships with, take an active interest in, and engage in regular communications with the
company and that, on this basis, you believe you have not
                                                        engaged in a
solicitation in obtaining consents. Please provide a detailed legal analysis of the basis on which you
concluded that the process of obtaining the consents did not involve a solicitation
within the meaning of Exchange Act Rule 14a-1(l) or qualify for an exception under 14a-2.
Alternatively, file a preliminary proxy statement on Schedule 14A.
 Lichen Dong
FirstName  LastNameLichen  Dong
Next Technology  Holding Inc.
Comapany
June 7, 2024NameNext Technology Holding Inc.
June 7,
Page 2 2024 Page 2
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Meng Lai